UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Nyxoah SA

Notes Offering

As previously disclosed, on November 13, 2025, the Company entered into a Subscription Agreement (the “Notes Subscription Agreement”) with a certain institutional investor (the “Notes Investor”), pursuant to which the Company agreed to sell, and the Notes Investor agreed to purchase, up to €45.0 million in aggregate principal amount of amortizing senior unsecured convertible notes at an 8.0% original issue discount (the “Notes Offering”), consisting of an initial tranche of €22.5 million amortizing senior unsecured convertible notes (the “First Tranche Notes”) and a second tranche of €22.5 million amortizing senior unsecured convertible notes (the “Second Tranche Notes,” and together with the First Tranche Notes, the “Notes”).

On December 16, 2025, the Company entered into an Amended and Restated Subscription Agreement (the “Amended and Restated Notes Subscription Agreement”) with the Notes Investor, pursuant to which the Company agreed to, among other things, pay to the Notes Investor, in lieu of an original issue discount, a subscription fee equal to 8.0% of the principal amount of the First Tranche Notes and the Second Tranche Notes, as applicable, at issuance.

In connection with the execution of the Amended and Restated Notes Subscription Agreement, on December 18, 2025, the Company issued the First Tranche Notes to the Notes Investor, and paid a subscription fee to the Notes Investor of approximately €1.8 million.

As previously disclosed, the issuance of the Second Tranche Notes is subject to additional customary closing conditions and will take place upon satisfaction of such closing conditions.

Assuming the successful issuance of the Second Tranche Notes, the gross amount of proceeds to us from the Notes Offering will be approximately €41.4 million. The Company expects to use the proceeds from the Notes Offering for working capital and other general corporate purposes.

The above is intended to provide a summary of the terms of the Amended and Restated Notes Subscription Agreement and the Notes. This summary is qualified in its entirety by reference to the full text of the Amended and Restated Notes Subscription Agreement and the Notes, which will be attached as exhibits to a future filing.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Notes, and any ordinary shares issuable upon the conversion or settlement thereof, including in connection with the amortization of such Notes, are not being registered under the Securities Act of 1933, as amended. The ordinary shares are being offered to non-U.S. Persons (as such term is defined under Rule 902 of Regulation S) in a transaction outside the United States pursuant to Regulation S.

The information included under the heading “Note Offering” of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-285960, 333-261233 and 333-269410) and Form F-3 (Registration Numbers 333-285982 and 333-268955) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Press Releases

On December 17, 2025, the Company issued a press release announcing the commercial launch of its Genio system in the Netherlands. A copy of the Company’s press release is attached hereto as Exhibit 99.1.

On December 19, 2025, the Company issued a press release announcing the issuance of the First Tranche Notes and providing an update regarding the Company’s cash runway. A copy of the Company’s press release is attached hereto as Exhibit 99.2.

The information in the attached Exhibit 99.1 is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

The information under the headings “Closing of the first tranche of the convertible bonds’ issuance” and “Second tranche convertible bonds” in the attached Exhibit 99.2 shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-285960, 333-261233 and 333-269410) and Form F-3 (Registration Numbers 333-285982 and 333-268955) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

99.1	Press Release, dated December 17, 2025.
99.2	Press Release, dated December 19, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date: December 19, 2025	By:	/s/ John Landry
	Name:	John Landry
	Title:	Chief Financial Officer